Exhibit 99.3



Discussion and Reconciliation of Non-GAAP Financial Measures

March 31, 2023

(Unaudited)

Adjusted Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO") AFFO is defined as FFO as Adjusted after excluding the impact of the following: (i) stock-based compensation amortization expense, (ii) amortization of deferred financing costs, net, (iii) straight-line rents, (iv) deferred income taxes, (v) amortization of above (below) market lease intangibles, net and (vi) other AFFO adjustments, which include: (a) non-cash interest related to DFLs and lease incentive amortization (reduction of straight-line rents), (b) actuarial reserves for insurance claims that have been incurred but not reported, and (c) amortization of deferred revenues, excluding amounts amortized into rental income that are associated with tenant funded improvements owned/recognized by us and up-front cash payments made by tenants to reduce their contractual rents. Also, AFFO is computed after deducting recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements, and includes adjustments to compute our share of AFFO from our unconsolidated joint ventures. More specifically, recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements ("AFFO capital expenditures") excludes our share from unconsolidated joint ventures (reported in "other AFFO adjustments"). Adjustments for joint ventures are calculated to reflect our pro rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of AFFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated joint ventures in which we do not own 100% of the equity by adjusting our AFFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods (reported in "other AFFO adjustments"). See FFO for further disclosure regarding our use of pro rata share information and its limitations. We believe AFFO is an alternative run-rate earnings measure that improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods, and (iii) results among REITs more meaningful. AFFO does not represent cash generated from operating activities determined in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs as it excludes the following items which generally flow through our cash flows from operating activities: (i) adjustments for changes in working capital or the actual timing of the payment of income or expense items that are accrued in the period, (ii) transaction-related costs, (iii) litigation settlement expenses, and (iv) restructuring and severance-related charges. Furthermore, AFFO is adjusted for recurring capital expenditures, which are generally not considered when determining cash flows from operations or liquidity. Other REITs or real estate companies may use different methodologies for calculating AFFO, and accordingly, our AFFO may not be comparable to those reported by other REITs. Management believes AFFO provides a meaningful supplemental measure of our performance and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT, and by presenting AFFO, we are assisting these parties in their evaluation. AFFO is a non-GAAP supplemental financial measure and should not be considered as an alternative to net income (loss) determined in accordance with GAAP and should only be considered together with and as a supplement to the Company's financial information prepared in accordance with GAAP.

Consolidated Debt The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC") A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments Loans secured by a direct interest in real estate and mezzanine loans.

Direct Financing Lease ("DFL") Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDAre and Adjusted EBITDAre EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance-related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains), adjusted to reflect the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period. EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis. We consider EBITDAre and Adjusted EBITDAre important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance and serve as additional indicators of our ability to service our debt obligations. Net income (loss) is the most directly comparable U.S. generally accepted accounting principles ("GAAP") measure to EBITDAre and Adjusted EBITDAre.

Enterprise Debt Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Fixed Charges Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted FFO encompasses Nareit FFO and FFO as Adjusted, each of which is described in detail below. We believe FFO applicable to common shares, diluted FFO applicable to common shares, and diluted FFO per common share are important supplemental non-GAAP measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term FFO was designed by the REIT industry to address this issue.

Nareit FFO. FFO, as defined by the National Association of Real Estate Investment Trusts ("Nareit"), is net income (loss) applicable to common shares (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate, plus real estate and other real estate-related depreciation and amortization, and adjustments to compute our share of Nareit FFO and FFO as Adjusted (see below) from joint ventures. Adjustments for joint ventures are calculated to reflect our pro rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of Nareit FFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. For consolidated joint ventures in which we do not own 100%, we reflect our share of the equity by adjusting our Nareit FFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. Our pro rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. We do not control the unconsolidated joint ventures, and the pro rata presentations of reconciling items included in Nareit FFO do not represent our legal claim to such items. The joint venture members or partners are entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreements, which provide for such allocations generally according to their invested capital.

The presentation of pro rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses and (ii) other companies in our industry may calculate their pro rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro rata financial information as a supplement.

Nareit FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute Nareit FFO in accordance with the current Nareit definition; however, other REITs may report Nareit FFO differently or have a different interpretation of the current Nareit definition from ours.

FFO as Adjusted. In addition, we present Nareit FFO on an adjusted basis before the impact of non-comparable items including, but not limited to, transaction-related items, other impairments (recoveries) and other losses (gains), restructuring and severance-related charges, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), deferred tax asset valuation allowances, and changes in tax legislation ("FFO as Adjusted"). These adjustments are net of tax, when applicable. Transaction-related items include transaction expenses and gains/charges incurred as a result of mergers and acquisitions and lease amendment or termination activities. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Other impairments (recoveries) and other losses (gains) include interest income associated with early and partial repayments of loans receivable and other losses or gains associated with non-depreciable assets including goodwill, DFLs, undeveloped land parcels, and loans receivable. Management believes that FFO as Adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. At the same time that Nareit created and defined its FFO measure for the REIT industry, it also recognized that "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." We believe stockholders, potential investors, and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain other adjustments to net income (loss), in addition to adjustments made to arrive at the Nareit defined measure of FFO. FFO as Adjusted is used by management in analyzing our business and the performance of our properties and we believe it is important that stockholders, potential investors, and financial analysts understand this measure used by management. We use FFO as Adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions, (ii) evaluate the performance of our management, (iii) budget and forecast future results to assist in the allocation of resources, (iv) assess our performance as compared with similar real estate companies and the industry in general, and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as Adjusted may not be comparable to those reported by other REITs.

Investment and Portfolio Investment Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Net Debt Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Cash (Adjusted) NOI NOI and Adjusted NOI are non-U.S. generally accepted accounting principles ("GAAP") supplemental financial measures used to evaluate the operating performance of real estate. NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses; NOI excludes all other financial statement amounts included in net income (loss). Adjusted NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Adjusted NOI are calculated as NOI and Adjusted NOI from consolidated properties, plus our share of NOI and Adjusted NOI from unconsolidated joint ventures (calculated by applying our actual ownership percentage for the period), less noncontrolling interests' share of NOI and Adjusted NOI from consolidated joint ventures (calculated by applying our actual ownership percentage for the period). Management utilizes its share of NOI and Adjusted NOI in assessing its performance as we have various joint ventures that contribute to its performance. We do not control our unconsolidated joint ventures, and our share of amounts from unconsolidated joint ventures do not represent our legal claim to such items. Our share of NOI and Adjusted NOI should not be considered a substitute for, and should only be considered together with and as a supplement to, our financial information presented in accordance with GAAP.

Adjusted NOI is oftentimes referred to as "Cash NOI." Management believes NOI and Adjusted NOI are important supplemental measures because they provide relevant and useful information by reflecting only income and operating expense items that are incurred at the property level and present them on an unlevered basis. We use NOI and Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance, and to evaluate our Same-Store ("SS") performance, as described below. We believe that net income (loss) is the most directly comparable GAAP measure to NOI and Adjusted NOI. NOI and Adjusted NOI should not be viewed as alternative measures of operating performance to net income (loss) as defined by GAAP since they do not reflect various excluded items. Further, our definitions of NOI and Adjusted NOI may not be comparable to the definitions used by other REITs or real estate companies, as they may use different methodologies for calculating NOI and Adjusted NOI.

Operating expenses generally relate to leased medical office and life science properties, as well as CCRC facilities. We generally recover all or a portion of our leased medical office and life science property expenses through tenant recoveries. We present expenses as operating or general and administrative based on the underlying nature of the expense.

Portfolio Adjusted NOI Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Operating Expenses and Portfolio Cash Operating Expenses Portfolio Operating Expenses and Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent Portfolio Operating Expenses after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Income Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs. Management believes that Portfolio Income is an important supplemental measure because it provides relevant and useful information regarding our performance; specifically, it is a measure of our property level profitability of the Company inclusive of interest income. Management believes that net income (loss) is the most directly comparable GAAP measure to Portfolio Income. Portfolio Income should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items.

Portfolio Real Estate Revenues and Portfolio Cash Real Estate Revenues Portfolio Real Estate Revenues and Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Projected Stabilized Yield Projected Cash (Adjusted) NOI at Stabilization divided by the expected total development costs. Management considers Projected Stabilized Yield a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

REVPOR CCRC The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR CCRC is a metric used to evaluate the revenue-generating capacity and profit potential of our CCRC assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our CCRC assets.

REVPOR Other The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR Other excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR Other is a metric used to evaluate the revenue-generating capacity and profit potential of our other assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our other assets.

RIDEA A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same-Store ("SS") Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Same-Store NOI and Adjusted NOI (see NOI definition above for further discussion regarding our use of pro-rata share information and its limitations). Same-Store NOI and Adjusted NOI exclude government grant income under the CARES Act. Same-Store Adjusted NOI also excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Secured Debt Ratio Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of Total Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Segments The Company's diverse portfolio is comprised of investments in the following reportable healthcare segments: (i) life science; (ii) medical office; (iii) continuing care retirement community ("CCRC"), and (iv) other non-reportable segment.

Share of Consolidated Joint Ventures ("JVs") Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures ("JVs") Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Stabilized / Stabilization Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered Stabilized after 12 months in operations under a consistent reporting structure.

Reconciliations

In thousands, except per share data

Funds From Operations

	Three Months Ended March 31,			
		2023		**2022**
Net income (loss) applicable to common shares	$	**117,698**	$	**69,637**
Real estate related depreciation and amortization		179,225		177,733
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures		5,993		5,135
Noncontrolling interests' share of real estate related depreciation and amortization		(4,783)		(4,840)
Loss (gain) on sales of depreciable real estate, net		(81,578)		(3,785)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures		—		(279)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net		11,546		12
Taxes associated with real estate dispositions		—		(182)
Nareit FFO applicable to common shares		228,101		243,431
Distributions on dilutive convertible units and other		2,342		2,352
Diluted Nareit FFO applicable to common shares	$	**230,443**	$	**245,783**
Weighted average shares outstanding - diluted Nareit FFO		554,400		546,903
Impact of adjustments to Nareit FFO:				
Transaction-related items	$	2,364	$	296
Other impairments (recoveries) and other losses (gains), net[1]		(1,272)		(8,909)
Casualty-related charges (recoveries), net[2]		348		—
Total adjustments		1,440		(8,613)
FFO as Adjusted applicable to common shares		229,541		234,818
Distributions on dilutive convertible units and other		2,340		2,368
Diluted FFO as Adjusted applicable to common shares	$	**231,881**	$	**237,186**
Weighted average shares outstanding - diluted FFO as Adjusted		554,400		546,903
FFO as Adjusted applicable to common shares	$	229,541	$	234,818
Stock-based compensation amortization expense		3,287		4,721
Amortization of deferred financing costs		2,821		2,689
Straight-line rents[3]		(747)		(11,158)
AFFO capital expenditures		(22,789)		(22,839)
Deferred income taxes		(261)		261
Amortization of above (below) market lease intangibles, net		(5,803)		(5,768)
Other AFFO adjustments		1,610		(691)
AFFO applicable to common shares		207,659		202,033
Distributions on dilutive convertible units and other		1,640		1,649
Diluted AFFO applicable to common shares	$	**209,299**	$	**203,682**
Weighted average shares outstanding - diluted AFFO		552,575		545,078

Healthpeak®
PROPERTIES

Reconciliations

In thousands, except per share data

Funds From Operations

	Three Months Ended March 31,			
	2023		**2022**	
Diluted earnings per common share	$	**0.22**	$	**0.13**
Depreciation and amortization		0.33		0.33
Loss (gain) on sales of depreciable real estate, net		(0.13)		(0.01)
Taxes associated with real estate dispositions		—		0.00
Diluted Nareit FFO per common share	$	**0.42**	$	**0.45**
Transaction-related items		0.00		0.00
Other impairments (recoveries) and other losses (gains), net[1]		0.00		(0.02)
Casualty-related charges (recoveries), net[2]		0.00		—
Diluted FFO as Adjusted per common share	$	**0.42**	$	**0.43**
Stock-based compensation amortization expense		0.01		0.01
Amortization of deferred financing costs		0.00		0.00
Straight-line rents[3]		0.00		(0.02)
AFFO capital expenditures		(0.04)		(0.04)
Deferred income taxes		0.00		0.00
Amortization of above (below) market lease intangibles, net		(0.01)		(0.01)
Other AFFO adjustments		0.00		0.00
Diluted AFFO per common share	$	**0.38**	$	**0.37**

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(1) The three months ended March 31, 2022 includes the following, which are included in other income (expense), net in the Consolidated Statements of Operations: (i) a $23 million gain on sale of a hospital under a direct financing lease and (ii) $14 million of expenses incurred for tenant relocation and other costs associated with the demolition of an MOB. The three months ended March 31, 2023 and 2022 includes reserves for loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(2) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

(3) The three months ended March 31, 2023 includes an $8.7 million write-off of straight-line rent receivable associated with Sorrento Therapeutics, Inc., which commenced voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code. This write-off is reflected as a reduction of rental and related revenues in the Consolidated Statements of Operations.

Healthpeak® PROPERTIES

Per share data

Projected Future Operations[1]

	Full Year 2023			
	Low		High	
Diluted earnings per common share	$	0.52	$	0.58
Real estate related depreciation and amortization		1.30		1.30
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures		0.05		0.05
Noncontrolling interests' share of real estate related depreciation and amortization		(0.04)		(0.04)
Loss (gain) on sales of real estate, net		(0.15)		(0.15)
Noncontrolling interests' share of gain (loss) on sale of depreciable real estate, net		0.02		0.02
Diluted Nareit FFO per common share	$	1.70	$	1.76
Transaction-related items		0.00		0.00
Other impairments (recoveries) and other losses (gains), net		0.00		0.00
Casualty-related charges (recoveries), net		0.00		0.00
Diluted FFO as Adjusted per common share	$	1.70	$	1.76
Stock-based compensation amortization expense		0.03		0.03
Amortization of deferred financing costs		0.02		0.02
Straight-line rents		(0.06)		(0.06)
AFFO capital expenditures		(0.19)		(0.19)
Amortization of above (below) market lease intangibles, net		(0.05)		(0.05)
Other AFFO adjustments		0.01		0.01
Diluted AFFO per common share	$	1.46	$	1.52

_____

(1)   The foregoing projections reflect management's view of current and future market conditions as of April 27, 2023 including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release that was issued on April 27, 2023. However, these projections do not reflect the impact of unannounced future transactions, except as described herein. Our actual results may differ materially from the projections set forth above. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

Healthpeak®
PROPERTIES

In millions

Projected NOI[1]

For the projected year 2023 (low)

	Life Science		Medical Office		CCRC		Other		Corporate Adjustments		Total	
Net income (loss)	$	401	$	220	$	(38)	$	23	$	(293)	$	313
Other income, costs, and expenses excluded from NOI[2]		235		242		139		(8)		284		892
NOI[3]	$	636	$	463	$	100	$	15	$	(9)	$	1,205
Non-SS NOI		(154)		(40)		2		(15)		9		(198)
SS NOI	$	482	$	423	$	102	$	—	$	—	$	1,007
Non-cash adjustments to SS NOI[4]		(24)		(12)		1		—		—		(34)
SS Cash (Adjusted) NOI	$	458	$	412	$	103	$	—	$	—	$	973
Non-SS cash NOI		139		37		(2)		15		(4)		185
Cash (Adjusted) NOI[5]	$	597	$	448	$	102	$	15	$	(4)	$	1,158

For the projected year 2023 (high)

	Life Science		Medical Office		CCRC		Other		Corporate Adjustments		Total	
Net income (loss)	$	411	$	225	$	(33)	$	33	$	(282)	$	351
Other income, costs, and expenses excluded from NOI[2]		235		242		139		(8)		284		894
NOI[3]	$	646	$	467	$	106	$	25	$	2	$	1,245
Non-SS NOI		(157)		(40)		1		(25)		(2)		(222)
SS NOI	$	489	$	427	$	107	$	—	$	—	$	1,022
Non-cash adjustments to SS NOI[4]		(25)		(12)		1		—		—		(35)
SS Cash (Adjusted) NOI	$	464	$	416	$	108	$	—	$	—	$	987
Non-SS cash NOI		142		37		(1)		25		(2)		200
Cash (Adjusted) NOI[5]	$	606	$	453	$	107	$	25	$	(2)	$	1,188

---

(1) The foregoing projections reflect management's view of current and future market conditions as of April 27, 2023 including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release that was issued on April 27, 2023. However, these projections do not reflect the impact of unannounced future transactions, except as described herein. Our actual results may differ materially from the projections set forth above. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments. May not foot, cross foot, or recalculate due to rounding and adjustments made to SS high and low ranges reported by segments.

(2) Represents interest income, gain (loss) on sales of real estate, net, other income (expense), net, income tax benefit (expense), equity income (loss) from unconsolidated joint ventures (excluding NOI), interest expense, depreciation and amortization, general and administrative, transaction costs, and loss on debt extinguishments.

(3) The midpoint of the low and high projected year 2023 total NOI is $1.225 billion.

(4) Represents straight-line rents, amortization of market lease intangibles, net, the deferral of community fees, net of amortization, management contract termination expense, actuarial reserves for insurance claims that have been incurred but not reported, and lease termination fees.

(5) The midpoint of the low and high projected year 2023 total Cash (Adjusted) NOI is $1.173 billion.

Reconciliations

In millions

NOI[1]

For the year ended December 31, 2022

	Life Science		Medical Office		CCRC		Other		Corporate Adjustments		Total	
Net income (loss)	$	627	$	210	$	(37)	$	19	$	(303)	$	516
Other income, costs, and expenses excluded from NOI[2]		(12)		239		140		(3)		303		667
NOI	$	615	$	448	$	103	$	17	$	—	$	1,183
Non-SS NOI		(128)		(33)		(7)		(17)		—		(185)
SS NOI	$	487	$	415	$	96	$	—	$	—	$	999
Non-cash adjustments to SS NOI[3]		(43)		(14)		2		—		—		(54)
SS Cash (Adjusted) NOI	$	444	$	402	$	98	$	—	$	—	$	944
Non-SS cash NOI		108		31		7		17		—		163
Cash (Adjusted) NOI	$	553	$	433	$	105	$	17	$	—	$	1,108

---

(1)   May not foot, cross foot, or recalculate due to rounding and adjustments made to SS high and low ranges reported by segments.

(2)   Represents interest income, gain (loss) on sales of real estate, net, other income (expense), net, income tax benefit (expense), equity income (loss) from unconsolidated joint ventures (excluding NOI), interest expense, depreciation and amortization, general and administrative, transaction costs, and loss on debt extinguishments. The year ended December 31, 2022 includes a $311 million gain upon change in control within the Life Science segment.

(3)   Represents straight-line rents, amortization of market lease intangibles, net, the deferral of community fees, net of amortization, management contract termination expense, actuarial reserves for insurance claims that have been incurred but not reported, and lease termination fees.

Healthpeak® PROPERTIES

Reconciliations

In thousands

Enterprise Gross Assets

	March 31, 2023
Consolidated total assets[1]	$ 15,602,289
Investments in and advances to unconsolidated JVs	(714,679)
Accumulated depreciation and amortization[2]	3,672,049
Consolidated Gross Assets	$ 18,559,659
Healthpeak's share of unconsolidated JV gross assets	916,483
Enterprise Gross Assets	$ 19,476,142

(1) Consolidated total assets represents total assets on the Consolidated Balance Sheet as of March 31, 2023 presented on page 8 within the Earnings Release and Supplemental Report for the quarter ended March 31, 2023.

(2) Accumulated depreciation and amortization includes accumulated depreciation for real estate and accumulated amortization for real estate related intangible assets.

Portfolio Investment

	March 31, 2023				
	Life Science	Medical Office	CCRC	Other	Total
Net real estate	$ 7,314,967	$ 4,115,067	$ 1,657,227	$ —	$ 13,087,261
Intangible assets, net	90,194	133,946	167,816	—	391,956
Accumulated depreciation and amortization[1]	1,379,884	1,823,827	468,338	—	3,672,049
Healthpeak's share of unconsolidated JV gross real estate assets	384,214	19,796	—	465,707	869,717
Fully depreciated real estate and intangibles assets	466,125	613,146	17,741	—	1,097,012
Leasing commissions and other	85,591	65,940	—	—	151,531
Debt investments	—	—	—	212,831	212,831
Land held for development	(655,567)	(4,676)	—	—	(660,243)
Real estate intangible liabilities	(143,142)	(93,689)	—	—	(236,831)
Fully depreciated intangible liabilities	(49,953)	(43,101)	—	—	(93,054)
Noncontrolling interests' share of consolidated JVs real estate and related intangibles	(5,099)	(379,719)	—	—	(384,818)
Portfolio Investment	$ 8,867,214	$ 6,250,537	$ 2,311,122	$ 678,538	$ 18,107,411

(1) Accumulated depreciation and amortization includes accumulated depreciation for real estate and accumulated amortization for real estate related intangible assets.

In thousands

Revenues

	Three Months Ended				
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Life Science	$ 194,055	$ 207,771	$ 207,795	$ 207,952	$ 205,464
Medical Office	177,263	179,308	184,506	184,293	186,967
CCRC	121,560	125,360	122,142	125,873	127,084
Other	5,494	5,493	5,963	6,350	6,163
Total revenues	**$ 498,372**	**$ 517,932**	**$ 520,406**	**$ 524,468**	**$ 525,678**
Life Science	—	—	—	—	—
Medical Office	—	—	—	—	—
CCRC	6,552	209	4	—	137
Other	—	—	—	—	—
Government grant income	**$ 6,552**	**$ 209**	**$ 4**	**$ —**	**$ 137**
Life Science	—	—	—	—	—
Medical Office	—	—	—	—	—
CCRC	—	—	—	—	—
Other	(5,494)	(5,493)	(5,963)	(6,350)	(6,163)
Less: Interest income	**$ (5,494)**	**$ (5,493)**	**$ (5,963)**	**$ (6,350)**	**$ (6,163)**
Life Science	1,431	1,267	2,938	4,285	2,165
Medical Office	732	761	756	750	745
CCRC	—	—	—	—	—
Other	18,045	18,215	18,656	18,969	20,346
Healthpeak's share of unconsolidated JVs real estate revenues	**$ 20,208**	**$ 20,243**	**$ 22,350**	**$ 24,004**	**$ 23,256**
Life Science	—	—	—	—	—
Medical Office	—	—	—	—	—
CCRC	333	—	—	47	—
Other	315	—	183	—	228
Healthpeak's share of unconsolidated JVs government grant income	**$ 648**	**$ —**	**$ 183**	**$ 47**	**$ 228**
Life Science	(57)	(62)	(55)	(94)	(143)
Medical Office	(8,820)	(8,943)	(8,968)	(8,986)	(8,963)
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Noncontrolling interests' share of consolidated JVs real estate revenues	**$ (8,877)**	**$ (9,005)**	**$ (9,023)**	**$ (9,080)**	**$ (9,106)**
Life Science	195,429	208,976	210,678	212,143	207,486
Medical Office	169,175	171,126	176,294	176,057	178,749
CCRC	128,445	125,569	122,146	125,920	127,221
Other	18,360	18,215	18,839	18,969	20,574
Portfolio Real Estate Revenues	**$ 511,409**	**$ 523,886**	**$ 527,957**	**$ 533,089**	**$ 534,030**
Life Science	(14,272)	(21,653)	(15,231)	(11,786)	(842)
Medical Office	(4,180)	(3,643)	(4,780)	(5,631)	(4,470)
CCRC	—	—	—	—	—
Other	23	86	66	55	(8)
Non-cash adjustments to Portfolio Real Estate Revenues	**$ (18,429)**	**$ (25,210)**	**$ (19,945)**	**$ (17,362)**	**$ (5,320)**

Continued

Healthpeak®
PROPERTIES

Reconciliations

Revenues

	Three Months Ended				
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Life Science	181,157	187,323	195,447	200,357	206,644
Medical Office	164,995	167,483	171,514	170,426	174,279
CCRC	128,445	125,569	122,146	125,920	127,221
Other	18,383	18,301	18,905	19,024	20,566
Portfolio Cash Real Estate Revenues	$ 492,980	$ 498,676	$ 508,012	$ 515,727	$ 528,710
Life Science	14,272	21,653	15,231	11,786	842
Medical Office	4,180	3,643	4,780	5,631	4,470
CCRC	—	—	—	—	—
Other	(23)	(86)	(66)	(55)	8
Non-cash adjustments to Portfolio Real Estate Revenues	$ 18,429	$ 25,210	$ 19,945	$ 17,362	$ 5,320
Life Science	(32,421)	(41,416)	(38,461)	(40,334)	(41,311)
Medical Office	(14,811)	(15,786)	(16,896)	(17,233)	(18,574)
CCRC	(6,885)	(209)	(3)	(47)	(137)
Other	(18,360)	(18,215)	(18,839)	(18,969)	(20,574)
Non-SS Portfolio Real Estate Revenues	$ (72,477)	$ (75,626)	$ (74,199)	$ (76,583)	$ (80,596)
Life Science	163,008	167,560	172,217	171,809	166,175
Medical Office	154,364	155,340	159,398	158,824	160,175
CCRC	121,560	125,360	122,143	125,873	127,084
Other	—	—	—	—	—
Portfolio Real Estate Revenue - SS	$ 438,932	$ 448,260	$ 453,758	$ 456,506	$ 453,434
Life Science	(11,691)	(12,875)	(12,147)	(10,562)	273
Medical Office	(4,498)	(3,099)	(3,872)	(4,700)	(3,678)
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Non-cash adjustment to SS Portfolio Real Estate Revenues	$ (16,189)	$ (15,974)	$ (16,019)	$ (15,262)	$ (3,405)
Life Science	151,317	154,685	160,070	161,247	166,448
Medical Office	149,866	152,241	155,526	154,124	156,497
CCRC	121,560	125,360	122,143	125,873	127,084
Other	—	—	—	—	—
Portfolio Cash Real Estate Revenue - SS	$ 422,743	$ 432,286	$ 437,739	$ 441,244	$ 450,029

Healthpeak® PROPERTIES

In thousands

Operating Expenses

	Three Months Ended				
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Life Science	$ 48,189	$ 49,446	$ 55,162	$ 56,346	$ 57,566
Medical Office	61,170	63,321	64,782	64,036	64,398
CCRC	97,888	102,277	100,264	100,110	101,124
Other	—	—	—	—	—
Operating expenses	**$ 207,247**	**$ 215,044**	**$ 220,208**	**$ 220,492**	**$ 223,088**
Life Science	483	483	777	1,140	1,182
Medical Office	299	301	313	265	305
CCRC	—	—	—	—	—
Other	14,055	14,150	14,599	14,828	15,006
Healthpeak's share of unconsolidated JVs operating expenses	**$ 14,837**	**$ 14,934**	**$ 15,689**	**$ 16,233**	**$ 16,493**
Life Science	(19)	(19)	(21)	(28)	(40)
Medical Office	(2,602)	(2,726)	(2,558)	(2,431)	(2,595)
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Noncontrolling interests' share of consolidated JVs operating expenses	**$ (2,621)**	**$ (2,745)**	**$ (2,579)**	**$ (2,459)**	**$ (2,635)**
Life Science	48,653	49,910	55,918	57,458	58,708
Medical Office	58,867	60,896	62,537	61,870	62,108
CCRC	97,888	102,277	100,264	100,110	101,124
Other	14,055	14,150	14,599	14,828	15,006
Portfolio Operating Expenses	**$ 219,463**	**$ 227,233**	**$ 233,318**	**$ 234,266**	**$ 236,946**
Life Science	(160)	(9)	(10)	(8)	(10)
Medical Office	(633)	(694)	(701)	(692)	(649)
CCRC	—	—	—	(2,299)	(50)
Other	31	32	(10)	8	13
Non-cash adjustments to Portfolio Operating Expenses	**$ (762)**	**$ (671)**	**$ (721)**	**$ (2,991)**	**$ (696)**
Life Science	48,493	49,901	55,908	57,450	58,698
Medical Office	58,234	60,202	61,836	61,178	61,459
CCRC	97,888	102,277	100,264	97,811	101,074
Other	14,086	14,182	14,589	14,836	15,019
Portfolio Cash Operating Expenses	**$ 218,701**	**$ 226,562**	**$ 232,597**	**$ 231,275**	**$ 236,250**
Life Science	160	9	10	8	10
Medical Office	633	694	701	692	649
CCRC	—	—	—	2,299	50
Other	(31)	(32)	10	(8)	(13)
Non-cash adjustments to Portfolio Operating Expenses	**$ 762**	**$ 671**	**$ 721**	**$ 2,991**	**$ 696**
Life Science	(8,475)	(9,408)	(10,448)	(11,758)	(10,554)
Medical Office	(7,489)	(8,587)	(8,556)	(8,531)	(7,737)
CCRC	(490)	(443)	(350)	(341)	(446)
Other	(14,055)	(14,150)	(14,599)	(14,828)	(15,006)
Non-SS Portfolio Operating Expenses	**$ (30,509)**	**$ (32,588)**	**$ (33,953)**	**$ (35,458)**	**$ (33,743)**

Continued

Healthpeak® PROPERTIES

In thousands

Operating Expenses

	Three Months Ended				
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Life Science	40,178	40,502	45,470	45,700	48,154
Medical Office	51,378	52,309	53,981	53,339	54,371
CCRC	97,398	101,834	99,914	99,769	100,678
Other	—	—	—	—	—
Portfolio Operating Expenses - SS	$ 188,954	$ 194,645	$ 199,365	$ 198,808	$ 203,203
Life Science	(160)	(10)	(9)	(10)	(9)
Medical Office	(596)	(656)	(652)	(648)	(606)
CCRC	—	—	—	(2,300)	(50)
Other	—	—	—	—	—
Non-cash adjustment to SS Portfolio Operating Expenses	$ (756)	$ (666)	$ (661)	$ (2,958)	$ (665)
Life Science	40,018	40,492	45,461	45,690	48,145
Medical Office	50,782	51,653	53,329	52,691	53,765
CCRC	97,398	101,834	99,914	97,469	100,628
Other	—	—	—	—	—
Portfolio Cash Operating Expenses - SS	$ 188,198	$ 193,979	$ 198,704	$ 195,850	$ 202,538

Healthpeak®
PROPERTIES

Reconciliations

In thousands

EBITDAre and Adjusted EBITDAre

	Three Months Ended March 31, 2023	
Net income (loss)	$	**134,507**
Interest expense		47,963
Income tax expense (benefit)		302
Depreciation and amortization		179,225
Other depreciation and amortization		1,257
Loss (gain) on sales of real estate		(81,578)
Share of unconsolidated JV:		
Interest expense		470
Income tax expense (benefit)		216
Depreciation and amortization		5,993
EBITDAre	$	**288,355**
Transaction-related items[1]		2,425
Other impairments (recoveries) and losses (gains)[1]		(1,379)
Casualty-related charges (recoveries)[1]		535
Stock-based compensation amortization expense		3,287
Impact of transactions closed during the period[2]		(1,776)
Adjusted EBITDAre	$	**291,447**

Adjusted Fixed Charge Coverage

	Three Months Ended March 31, 2023
Interest expense, including unconsolidated JV interest expense at share	48,433
Capitalized interest	14,390
Fixed Charges	$ 62,823
Adjusted Fixed Charge Coverage	**4.6x**

---

(1) This amount includes the corresponding line on the Funds From Operations reconciliation on page 7 of this document less the related tax impact included in the adjustment for income tax expense (benefit) above.

(2) Adjustment reflects the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period.

Healthpeak®
PROPERTIES

Reconciliations

In thousands

Enterprise Debt and Net Debt

	March 31, 2023
Bank line of credit and commercial paper	$ 556,000
Term loan	496,168
Senior unsecured notes	5,056,543
Mortgage debt	345,167
Consolidated Debt	**$ 6,453,878**
Share of unconsolidated JV mortgage debt	39,835
Enterprise Debt	**$ 6,493,713**
Cash and cash equivalents	(59,235)
Share of unconsolidated JV cash and cash equivalents	(32,787)
Restricted cash	(57,990)
Share of unconsolidated JV restricted cash	(3,084)
Net Debt	**$ 6,340,617**

Financial Leverage

	March 31, 2023
Enterprise Debt	$ 6,493,713
Enterprise Gross Assets	19,476,142
Financial Leverage	33.3%

Secured Debt Ratio

	March 31, 2023
Mortgage debt	$ 345,167
Share of unconsolidated JV mortgage debt	39,835
Enterprise Secured Debt	**$ 385,002**
Enterprise Gross Assets	19,476,142
Secured Debt Ratio	2.0%

Net Debt to Adjusted EBITDAre

	Three Months Ended March 31, 2023
Net Debt	$ 6,340,617
Annualized Adjusted EBITDAre[1]	1,165,788
Net Debt to Adjusted EBITDAre	5.44x

---

(1) For the three months ended, represents the current quarter Adjusted EBITDAre multiplied by a factor of four.

Healthpeak®
PROPERTIES

In thousands

Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

Total Portfolio

	Three Months Ended				
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Net income (loss)	$ 75,343	$ 72,293	$ 357,986	$ 10,802	$ 134,507
Loss (income) from discontinued operations	(317)	(2,992)	1,298	(873)	—
Income (loss) from continuing operations	$ 75,026	$ 69,301	$ 359,284	$ 9,929	$ 134,507
Interest income	(5,494)	(5,493)	(5,963)	(6,350)	(6,163)
Interest expense	37,586	41,867	44,078	49,413	47,963
Depreciation and amortization	177,733	180,489	173,190	179,157	179,225
General and administrative	23,831	24,781	24,549	57,872	24,547
Transaction costs	296	612	728	3,217	2,425
Impairments and loan loss reserves (recoveries), net	132	139	3,407	3,326	(2,213)
Loss (gain) on sales of real estate, net	(3,856)	(10,340)	4,149	969	(81,578)
Other expense (income), net	(18,316)	(2,861)	(305,678)	587	(772)
Government grant income	6,552	209	4	—	137
Income tax expense (benefit)	777	(718)	(3,834)	(650)	302
Equity loss (income) from unconsolidated JVs	(2,084)	(382)	325	156	(1,816)
Healthpeak's share of unconsolidated JVs NOI	6,019	5,309	6,844	7,818	6,991
Noncontrolling interests' share of consolidated JVs NOI	(6,256)	(6,260)	(6,444)	(6,621)	(6,471)
Portfolio NOI	$ 291,946	$ 296,653	$ 294,639	$ 298,823	$ 297,084
Adjustment to Portfolio NOI	(17,666)	(24,539)	(19,224)	(14,371)	(4,624)
Portfolio Cash (Adjusted) NOI	$ 274,280	$ 272,114	$ 275,415	$ 284,452	$ 292,460
Interest income	5,494	5,493	5,963	6,350	6,163
Portfolio Income	$ 279,774	$ 277,607	$ 281,378	$ 290,802	$ 298,623
Interest income	(5,494)	(5,493)	(5,963)	(6,350)	(6,163)
Adjustment to Portfolio NOI	17,666	24,539	19,224	14,371	4,624
Non-SS Portfolio NOI	(41,968)	(43,038)	(40,246)	(41,125)	(46,853)
SS Portfolio NOI	$ 249,978	$ 253,615	$ 254,393	$ 257,698	$ 250,231
Non-cash adjustment to SS Portfolio NOI	(15,433)	(15,308)	(15,358)	(12,304)	(2,740)
SS Portfolio Cash (Adjusted) NOI	$ 234,545	$ 238,307	$ 239,035	$ 245,394	$ 247,491

Healthpeak®
PROPERTIES

In thousands

Life Science

		Three Months Ended			
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Net income (loss)	$ 72,249	$ 78,794	$ 393,487	$ 75,575	$ 133,258
Loss (income) from discontinued operations	—	—	—	—	—
Income (loss) from continuing operations	$ 72,249	$ 78,794	$ 393,487	$ 75,575	$ 133,258
Interest expense	—	—	—	—	—
Depreciation and amortization	78,138	79,673	70,141	74,697	75,582
Transaction costs	292	35	40	20	158
Loss (gain) on sales of real estate, net	(3,856)	—	—	112	(60,498)
Other expense (income), net	9	(29)	(311,912)	(7)	(4)
Equity loss (income) from unconsolidated JVs	(966)	(148)	877	1,209	(598)
Healthpeak's share of unconsolidated JVs NOI	948	784	2,161	3,145	983
Noncontrolling interests' share of consolidated JVs NOI	(38)	(43)	(34)	(66)	(103)
Portfolio NOI	$ 146,776	$ 159,066	$ 154,760	$ 154,685	$ 148,778
Adjustment to Portfolio NOI	(14,112)	(21,644)	(15,221)	(11,778)	(832)
Portfolio Cash (Adjusted) NOI[1]	$ 132,664	$ 137,422	$ 139,539	$ 142,907	$ 147,946
Adjustment to Portfolio NOI	14,112	21,644	15,221	11,778	832
Non-SS Portfolio NOI	(23,946)	(32,008)	(28,013)	(28,576)	(30,757)
SS Portfolio NOI	$ 122,830	$ 127,058	$ 126,747	$ 126,109	$ 118,021
Non-cash adjustment to SS Portfolio NOI	(11,531)	(12,865)	(12,138)	(10,552)	282
SS Portfolio Cash (Adjusted) NOI	$ 111,299	$ 114,193	$ 114,609	$ 115,557	$ 118,303

Medical Office

		Three Months Ended			
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Net income (loss)	$ 58,417	$ 56,929	$ 47,663	$ 45,571	$ 71,064
Loss (income) from discontinued operations	—	—	—	—	—
Income (loss) from continuing operations	$ 58,417	$ 56,929	$ 47,663	$ 45,571	$ 71,064
Interest expense	1,036	1,930	1,964	1,970	1,920
Depreciation and amortization	67,773	68,873	70,917	71,983	71,158
Transaction costs	4	70	94	1,087	132
Impairments and loan loss (reserves) recoveries, net	—	—	—	—	—
Loss (gain) on sales of real estate, net	—	(10,340)	(554)	235	(21,312)
Other expense (income), net	(10,937)	(1,264)	(154)	(354)	(204)
Equity loss (income) from unconsolidated JVs	(200)	(211)	(206)	(235)	(189)
Healthpeak's share of unconsolidated JVs NOI	433	460	443	485	440
Noncontrolling interests' share of consolidated JVs NOI	(6,218)	(6,217)	(6,410)	(6,555)	(6,368)
Portfolio NOI	$ 110,308	$ 110,230	$ 113,757	$ 114,187	$ 116,641
Adjustment to Portfolio NOI	(3,546)	(2,949)	(4,079)	(4,939)	(3,821)
Portfolio Cash (Adjusted) NOI[1]	$ 106,762	$ 107,281	$ 109,678	$ 109,248	$ 112,820
Adjustment to Portfolio NOI	3,546	2,949	4,079	4,939	3,821
Non-SS Portfolio NOI	(7,322)	(7,199)	(8,340)	(8,702)	(10,837)
SS Portfolio NOI	$ 102,986	$ 103,031	$ 105,417	$ 105,485	$ 105,804
Non-cash adjustment to SS Portfolio NOI	(3,902)	(2,443)	(3,220)	(4,052)	(3,072)
SS Portfolio Cash (Adjusted) NOI	$ 99,084	$ 100,588	$ 102,197	$ 101,433	$ 102,732

Healthpeak® PROPERTIES

Reconciliations

In thousands

CCRC

	Three Months Ended				
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Net income (loss)	$ (2,965)	$ (10,170)	$ (19,821)	$ (10,097)	$ (9,227)
Loss (income) from discontinued operations	—	—	—	—	—
Income (loss) from continuing operations	$ (2,965)	$ (10,170)	$ (19,821)	$ (10,097)	$ (9,227)
Interest expense	1,865	1,876	1,887	1,881	1,816
Depreciation and amortization	31,822	31,943	32,132	32,477	32,485
Transaction costs	—	64	594	67	219
Other expense (income), net	(6,511)	(630)	7,086	1,435	667
Government grant income	6,552	209	4	—	137
Equity loss (income) from unconsolidated JVs	(539)	—	—	—	—
Healthpeak's share of unconsolidated JVs NOI	333	—	—	47	—
Portfolio NOI	$ 30,557	$ 23,292	$ 21,882	$ 25,810	$ 26,097
Adjustment to Portfolio NOI	—	—	—	2,299	50
Portfolio Cash (Adjusted) NOI[1]	$ 30,557	$ 23,292	$ 21,882	$ 28,109	$ 26,147
Adjustment to Portfolio NOI	—	—	—	(2,299)	(50)
Non-SS Portfolio NOI	(6,395)	234	347	294	309
SS Portfolio NOI	$ 24,162	$ 23,526	$ 22,229	$ 26,104	$ 26,406
Non-cash adjustment to SS Portfolio NOI	—	—	—	2,300	50
SS Portfolio Cash (Adjusted) NOI	$ 24,162	$ 23,526	$ 22,229	$ 28,404	$ 26,456

Other

	Three Months Ended				
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Net income (loss)	$ 5,709	$ 5,395	$ (1,801)	$ 3,221	$ 9,173
Loss (income) from discontinued operations	—	—	—	—	—
Income (loss) from continuing operations	$ 5,709	$ 5,395	$ (1,801)	$ 3,221	$ 9,173
Interest income	(5,494)	(5,493)	(5,963)	(6,350)	(6,163)
Transaction costs	—	—	—	—	—
Impairments and loan loss (reserves) recoveries, net	132	139	3,407	3,326	(2,213)
Loss (gain) on sales of real estate, net	—	—	4,703	622	232
Other expense (income), net	32	(18)	—	(1)	—
Equity loss (income) from unconsolidated JVs	(379)	(23)	(346)	(818)	(1,029)
Healthpeak's share of unconsolidated JVs NOI	4,305	4,065	4,240	4,141	5,568
Portfolio NOI	$ 4,305	$ 4,065	$ 4,240	$ 4,141	$ 5,568
Adjustment to Portfolio NOI	(8)	54	76	47	(21)
Portfolio Cash (Adjusted) NOI	$ 4,297	$ 4,119	$ 4,316	$ 4,188	$ 5,547
Interest income	5,494	5,493	5,963	6,350	6,163
Portfolio Income	$ 9,791	$ 9,612	$ 10,279	$ 10,538	$ 11,710
Interest income	(5,494)	(5,493)	(5,963)	(6,350)	(6,163)
Adjustment to Portfolio NOI	8	(54)	(76)	(47)	21
Non-SS Portfolio NOI	(4,305)	(4,065)	(4,240)	(4,141)	(5,568)
SS Portfolio NOI	$ —	$ —	$ —	$ —	$ —
SS Portfolio Cash (Adjusted) NOI	$ —	$ —	$ —	$ —	$ —

Healthpeak® PROPERTIES

Reconciliations

In thousands

Corporate Non-Segment

	Three Months Ended				
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Net income (loss)	$ (58,067)	$ (58,655)	$ (61,542)	$ (103,468)	$ (69,761)
Loss (income) from discontinued operations	(317)	(2,992)	1,298	(873)	—
Income (loss) from continuing operations	$ (58,384)	$ (61,647)	$ (60,244)	$ (104,341)	$ (69,761)
Interest expense	34,685	38,061	40,227	45,562	44,227
General and administrative	23,831	24,781	24,549	57,872	24,547
Transaction costs	—	443	—	2,043	1,916
Other expense (income), net	(909)	(920)	(698)	(486)	(1,231)
Income tax expense (benefit)	777	(718)	(3,834)	(650)	302
Portfolio NOI	$ —	$ —	$ —	$ —	$ —

_____

(1)   Portfolio Income and Portfolio Cash (Adjusted) NOI are the same for Life Science, Medical Office, and CCRC for all periods presented as there is no interest income related to such segments.

Healthpeak® PROPERTIES

In thousands

Healthpeak's Share of Unconsolidated Joint Venture's NOI

Total Portfolio

	Three Months Ended				
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Equity income (loss) from unconsolidated JVs	$ 2,084	$ 382	$ (325)	$ (156)	$ 1,816
Depreciation and amortization	5,135	5,210	8,704	8,642	5,993
General and administrative	30	71	177	167	444
Loss (gain) on sales of real estate, net	(210)	150	239	45	—
Other expense (income), net	(1,067)	(592)	(2,069)	(861)	(1,478)
Income tax expense (benefit)	47	88	118	(19)	216
Healthpeak's Share of unconsolidated JVs NOI	$ 6,019	$ 5,309	$ 6,844	$ 7,818	$ 6,991

Life Science

	Three Months Ended				
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Equity income (loss) from unconsolidated JVs	$ 966	$ 148	$ (877)	$ (1,209)	$ 598
Depreciation and amortization	760	776	3,709	5,037	1,521
General and administrative	—	—	123	160	345
Other expense (income), net	(778)	(140)	(794)	(843)	(1,481)
Healthpeak's Share of unconsolidated JVs NOI	$ 948	$ 784	$ 2,161	$ 3,145	$ 983

Medical Office

	Three Months Ended				
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Equity income (loss) from unconsolidated JVs	$ 200	$ 211	$ 206	$ 235	$ 189
Depreciation and amortization	221	226	225	240	238
General and administrative	7	17	5	3	7
Loss (gain) on sales of real estate, net	(2)	—	—	—	—
Income tax expense (benefit)	7	6	7	7	6
Healthpeak's Share of unconsolidated JVs NOI	$ 433	$ 460	$ 443	$ 485	$ 440

Healthpeak ® PROPERTIES

In thousands

CCRC

	Three Months Ended				
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Equity income (loss) from unconsolidated JVs	$ 539	$ —	$ —	$ —	$ —
Loss (gain) on sales of real estate, net	(208)	150	—	45	—
Other expense (income), net	2	(150)	—	2	—
Healthpeak's Share of unconsolidated JVs NOI	$ 333	$ —	$ —	$ 47	$ —

Other

	Three Months Ended				
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Equity income (loss) from unconsolidated JVs	$ 379	$ 23	$ 346	$ 818	$ 1,029
Depreciation and amortization	4,154	4,208	4,770	3,365	4,234
General and administrative	23	54	49	4	92
Other expense (income), net	(291)	(302)	(1,036)	(20)	3
Income tax expense (benefit)	40	82	111	(26)	210
Healthpeak's Share of unconsolidated JVs NOI	$ 4,305	$ 4,065	$ 4,240	$ 4,141	$ 5,568

Healthpeak®
PROPERTIES

In thousands

Noncontrolling Interests' Share of Consolidated Joint Venture's NOI

Total Portfolio

		Three Months Ended			
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Income (loss) from continuing operations attributable to noncontrolling interest	$ 3,730	$ 3,955	$ 4,016	$ 4,274	$ 15,555
Gain on sales of real estate, net	(12)	—	—	—	(11,546)
Depreciation and amortization	4,693	4,710	4,696	4,657	4,691
Other expense (income), net	195	(26)	82	69	113
Dividends attributable to noncontrolling interest	(2,350)	(2,379)	(2,350)	(2,379)	(2,342)
Noncontrolling interests' share of consolidated JVs NOI	$ 6,256	$ 6,260	$ 6,444	$ 6,621	$ 6,471

Life Science

		Three Months Ended			
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Income (loss) from continuing operations attributable to noncontrolling interest	$ 916	$ 946	$ 922	$ 1,000	$ 1,483
Gain on sales of real estate, net	—	—	—	—	(413)
Depreciation and amortization	20	25	13	31	37
Other expense (income), net	3	2	—	(35)	(103)
Dividends attributable to noncontrolling interest	(901)	(930)	(901)	(930)	(901)
Noncontrolling interests' share of consolidated JVs NOI	$ 38	$ 43	$ 34	$ 66	$ 103

Medical Office

		Three Months Ended			
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Income (loss) from continuing operations attributable to noncontrolling interest	$ 2,814	$ 3,009	$ 3,094	$ 3,274	$ 14,072
Gain on sales of real estate, net	(12)	—	—	—	(11,133)
Depreciation and amortization	4,673	4,685	4,683	4,626	4,654
Other expense (income), net	192	(28)	82	104	216
Dividends attributable to noncontrolling interest	(1,449)	(1,449)	(1,449)	(1,449)	(1,441)
Noncontrolling interests' share of consolidated JVs NOI	$ 6,218	$ 6,217	$ 6,410	$ 6,555	$ 6,368

Healthpeak®
PROPERTIES

In thousands, except per month data

REVPOR CCRC[1]

		Three Months Ended			
REVPOR CCRC	**March 31, 2022**	**June 30, 2022**	**September 30, 2022**	**December 31, 2022**	**March 31, 2023**
Portfolio Cash Real Estate Revenues[2]	$ 128,445	$ 125,569	$ 122,146	$ 125,920	$ 127,221
Other adjustments to REVPOR CCRC[3]	(333)	—	—	(47)	—
REVPOR CCRC revenues	**$ 128,112**	**$ 125,569**	**$ 122,146**	**$ 125,873**	**$ 127,221**
Average occupied units/month	5,939	5,952	5,894	5,918	5,908
REVPOR CCRC per month[4]	$ 7,190	$ 7,032	$ 6,908	$ 7,090	$ 7,179

		Three Months Ended			
REVPOR CCRC excluding NREF Amortization	**March 31, 2022**	**June 30, 2022**	**September 30, 2022**	**December 31, 2022**	**March 31, 2023**
REVPOR CCRC revenues	$ 128,112	$ 125,569	$ 122,146	$ 125,873	$ 127,221
NREF Amortization	(18,957)	(19,444)	(19,706)	(21,260)	(19,887)
REVPOR CCRC revenues excluding NREF Amortization	**$ 109,155**	**$ 106,125**	**$ 102,440**	**$ 104,612**	**$ 107,334**
Average occupied units/month	5,939	5,952	5,894	5,918	5,908
REVPOR CCRC excluding NREF Amortization per month[4]	$ 6,126	$ 5,943	$ 5,794	$ 5,892	$ 6,056

		Three Months Ended			
SS REVPOR CCRC	**March 31, 2022**	**June 30, 2022**	**September 30, 2022**	**December 31, 2022**	**March 31, 2023**
SS REVPOR CCRC revenues[5]	$ 121,560	$ 125,360	$ 122,143	$ 125,873	$ 127,084
SS average occupied units/month	5,939	5,952	5,894	5,918	5,908
SS REVPOR CCRC per month[4]	$ 6,822	$ 7,020	$ 6,908	$ 7,090	$ 7,171

		Three Months Ended			
SS REVPOR CCRC excluding NREF Amortization	**March 31, 2022**	**June 30, 2022**	**September 30, 2022**	**December 31, 2022**	**March 31, 2023**
SS REVPOR CCRC revenues[5]	$ 121,560	$ 125,360	$ 122,143	$ 125,873	$ 127,084
NREF Amortization	(18,957)	(19,444)	(19,706)	(21,260)	(19,887)
SS REVPOR CCRC revenues excluding NREF Amortization	**$ 102,603**	**$ 105,916**	**$ 102,436**	**$ 104,612**	**$ 107,197**
SS Average occupied units/month	5,939	5,952	5,894	5,918	5,908
SS REVPOR CCRC excluding NREF Amortization per month[4]	$ 5,758	$ 5,931	$ 5,794	$ 5,892	$ 6,049

---

(1)   May not foot due to rounding.

(2)   See pages 12 and 13 of this document for a reconciliation of Portfolio Cash Real Estate Revenues.

(3)   Includes revenue from sold facilities.

(4)   Represents the quarter REVPOR CCRC divided by a factor of three.

(5)   See pages 12 and 13 of this document for a reconciliation of Portfolio Cash Real Estate Revenues - SS.

Healthpeak® PROPERTIES

In thousands, except per month data

REVPOR Other[1]

REVPOR Other		Three Months Ended								
		March 31, 2022		June 30, 2022		September 30, 2022		December 31, 2022		March 31, 2023
Portfolio Cash Real Estate Revenues[2]	$	18,383	$	18,301	$	18,905	$	19,024	$	20,566
Other adjustments to REVPOR Other[3]		(2,201)		(2,280)		(2,371)		(2,423)		(2,532)
REVPOR Other revenues	$	**16,182**	$	**16,021**	$	**16,534**	$	**16,601**	$	**18,034**
Average occupied units/month		1,261		1,261		1,289		1,302		1,297
REVPOR Other per month[4]	$	4,278	$	4,234	$	4,276	$	4,250	$	4,633

_____

(1)   May not foot due to rounding.

(2)   See pages 12 and 13 of this document for a reconciliation of Portfolio Cash Real Estate Revenues.

(3)   Includes revenue for assets in redevelopment or recently completed redevelopments that are not yet stabilized.

(4)   Represents the quarter REVPOR Other divided by a factor of three.

Healthpeak® PROPERTIES

In thousands

Discontinued Operations Reconciliation

The results of discontinued operations during the three months ended March 31, 2023 and 2022 are presented below and are included within the Income (loss) from discontinued operations line of the Consolidated Statements of Operations in the accompanying Earnings Release and Supplemental Report. In order to facilitate reconciliation of amounts through this Discussion and Reconciliation of Non-GAAP Financial Measures and the accompanying Earnings Release and Supplemental Report, detailed financial information for discontinued operations for the three months ended March 31, 2023 and 2022 is presented below (in thousands):

	Three Months Ended March 31,	
	2023	**2022**
Revenues:		
Resident fees and services	$ —	$ 2,655
Total revenues	—	2,655
Costs and expenses:		
Operating	—	2,674
Total costs and expenses	—	2,674
Other income (expense):		
Gain (loss) on sales of real estate, net	—	(71)
Other income (expense), net	—	3
Total other income (expense), net	—	(68)
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	—	(87)
Income tax benefit (expense)	—	340
Equity income (loss) from unconsolidated joint ventures	—	64
Income (loss) from discontinued operations	$ —	$ 317

Healthpeak®
PROPERTIES